As filed with the Securities and Exchange Commission on
                         March 28, 2001
                Securities Act File No. 005-40894

               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE TO
                 ISSUER TENDER OFFER STATEMENT
              (Pursuant to Section 13(e)(1) of the
                Securities Exchange Act of 1934)
                       (Amendment No. 1)

         Morgan Stanley Dean Witter Prime Income Trust
                        (Name of Issuer)

         Morgan Stanley Dean Witter Prime Income Trust
              (Name of Person(s) Filing Statement)

 Common Shares of Beneficial Interest, Par Value $.01 Per Share
                 (Title of Class of Securities)

                           616971-107
             (CUSIP Number of Class of Securities)

                        Barry Fink, Esq.
         Morgan Stanley Dean Witter Prime Income Trust
                     Two World Trade Center
                      New York, NY  10048
                         (212) 392-1600
   (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing
                           Statement)

__Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     __third-party tender offer subject to Rule 14d-1.
     X_issuer tender offer subject to rule 13e-4.
     __going-private transaction subject to Rule 13e-3.
     __amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: X







     This Amendment No. 1 to the Issuer's Tender Offer Statement on Schedule TO that was electronically transmitted via EDGAR on February 12, 2001 by Morgan Stanley Dean Witter Prime Income Trust (the "Trust"), with respect to the tender offer to purchase up to 22,000,000 of the Trust's outstanding common shares of beneficial interest, par value $.01 per share, amends such statement on Schedule TO to add the following supplemental information:

          (a) The offer contained in the Offer to Purchase dated February 14, 2001 (the "Offer to Purchase") and the related Letter of Transmittal (which together constituted the "Offer") expired at 12:00 midnight, New York City time on March 16, 2001.

          (b) 16,951,343.438 common shares, or approximately 5.53% of the outstanding shares as of the expiration date, March 16, 2001, were validly tendered through the expiration date and were not withdrawn and were purchased by the Trust at a price of $9.60 per common share, the net asset value of the common shares at the time the offer expired.

          (c)  The Schedule TO is hereby terminated.





























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                            SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   MORGAN STANLEY DEAN WITTER
                                   PRIME INCOME TRUST
                                   /s/ Barry Fink
                                   Barry Fink
                                   Vice President and
                                   Secretary


March 28, 2001
























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